MIDLAND CAPITAL HOLDINGS CORPORATION

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2005	2004	2005	2004
Net Income	$250,508	$192,904	$723,790	$857,502

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Basic earnings per share	$0.67	$0.52	$1.94	$2.30

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Common stock equivalents due to dilutive effect of stock options	—	—	—	—

Weighted average common shares and equivalents outstanding for diluted computation	372,600	372,600	372,600	372,600

Diluted earnings per share	$0.67	$0.52	$1.94	$2.30